Exhibit 99.1

So-Young International Inc. Announces Changes to Board Composition

BEIJING, China, May 1, 2020 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that its board of directors (the “Board”) has appointed each of Prof. Chao He and Prof. Harry Jiannan Wang as an independent director, effective May 1, 2020. Prof. He will also serve as a member of the audit committee of the Board, a member of the compensation committee of the Board, and a member and the chairman of the nominating and corporate governance committee of the Board. Prof. Wang will also serve as a member of the audit committee of the Board, a member and the chairman of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. Also effective May 1, 2020, Mr. Jay Wenjie Xiao resigned as a director of the Company for personal reasons, and Mr. Xing Jin stepped down as a member of the audit committee of the Board, a member and the chairman of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. Mr. Xing Jin will continue serving as the chairman of the Board. The resignation of Mr. Xiao did not result from any dispute or disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

The Board’s audit committee, compensation committee, and nominating and corporate governance committee now each consists of three members, all of whom are independent directors. The audit committee of the Board consists of Mr. Charles Zhaoxuan Yang, Prof. Chao He, and Prof. Harry Jiannan Wang, and Mr. Charles Zhaoxuan Yang will continue serving as the chairman of this committee. The compensation committee of the Board consists of Prof. Harry Jiannan Wang, Prof. Chao He, and Mr. Charles Zhaoxuan Yang, and Prof. Harry Jiannan Wang will serve as the chairman of this committee. The nominating and corporate governance committee of the Board consists of Prof. Chao He, Prof. Harry Jiannan Wang, and Mr. Charles Zhaoxuan Yang, and Prof. Chao He will serve as the chairman of this committee.

Prof. Chao He is currently a professor of surgical oncology in the Medical School of Zhejiang University and has over 20 years of clinical practice experience. He served as a senior vice president in WeDoctor Group and chief executive officer of WeDoctor Primary Care from 2016 to 2019. Prior to that, he was the vice general manager in healthcare affairs at Taikang Community Investment Co., Ltd. from 2014 to 2016. Prof. He practiced as a physician and also took on managerial roles in Sir Run Run Shaw Hospital, a hospital affiliated with the Medical School of Zhejiang University, in Hangzhou, Zhejiang from 1999 to 2014. He was the president of Sir Run Run Shaw Hospital from 2003 to 2013. He practiced in the First Affiliated Hospital of Zhejiang University from 1983 to 1999, where he also served as a vice president from 1993 to 1999. Prof. He received his bachelor’s degree in medicine from Zhejiang Medical University in 1982, where he also obtained his master’s degree in medicine in 1989. He received an EMBA degree from CEIBS International Business School in 2003.

Prof. Harry Jiannan Wang is currently a professor of management information systems in the University of Delaware and has been a member of faculty since 2006. He has approximately 15 years of research and teaching experience in artificial intelligence, business intelligence and analytics, business process management, social computing, and enterprise systems. He has collaborated with many industry partners in research projects. Prof. Wang is the chief scientist at Tezign, a creative and marketing supplier platform and data intelligence solution provider in Shanghai, from 2019. From 2018 to 2019, he served as the founding director of the U.S. Research Institute of OneConnect (NYSE: OCFT). He was a JPMorgan Chase Fellow in the Institute for Financial Services Analytics from 2014 to 2018 and was the vice president of technology in Association for Information Systems from 2015 to 2018. He is passionate about entrepreneurship and founded Conferency.com, an open-source academic conference management system in 2015. Prof. Wang obtained his bachelor’s degree in management information systems from Tianjin University in 2001 and received his doctor’s degree in management information systems from University of Arizona in 2006.

Mr. Xing Jin, Chairman and Chief Executive Officer of the Company, stated, “We thank Mr. Jay Wenjie Xiao for his service to So-Young as our board member and wish him all the best in his future endeavors. At the same time, we warmly welcome Prof. Chao He and Prof. Harry Jiannan Wang, and look forward to working with them to build on the success So-Young has already achieved.”

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com